MABEY & COOMBS, L.C.
                         Attorneys at Law
               3098 South Highland Drive, Suite 323
                 Salt Lake City, Utah  84106-6001
                       Phone (801) 467-2021
                        Fax (801) 467-3256
JOHN MICHAEL COOMBS                              writer's direct line 467-2779
                                           writer's e-mail: jmcoombs@sisna.com



                        October 9, 2006

FILED ON EDGAR

Pamela Howell
S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Mail Stop 3561

     Re:   Tintic Gold Mining Company's response to September 29, 2006,
     Commission comment letter relative to Tintic Gold's September 1, 2006, sixth amended Form SB-2/A-6, File No. 333-119742

Dear Ms. Howell and Mr. Kluck:

     Tintic Gold is in receipt of a Commission comment letter dated September 29, 2006, containing 4 comments to Tintic Gold Mining Company's ("Tintic Gold" or "Company") sixth amended Form SB-2/A-6 filing referenced above, a registration statement filed on Edgar on September 1, 2006.

     Based on the foregoing, our seventh amended Form SB-2/A-7 filed last Friday on Edgar has been revised in accordance with such September 29 comment letter. For your information, the version filed on Edgar highlights or tags all of the redlined changes. In addition, on Monday, October 2, I faxed the redlined changes contained in the seventh amended registration statement to Mr. Kluck and while he called me on Oct. 4 or 5 and indicated that they look acceptable, he also indicated that he is not the one who ultimately "signs off" on our registration statement.

        RESPONSE TO EACH OF THE COMMISSION'S 4 COMMENTS
               General Comments to Form SB-2/A-6
Prospectus Cover Page

     1.   We have complied with this comment.

Type of Property/Exploration, Development and Production History, page 38

     2.   We have complied with this comment.

Financial Statements

Other Regulatory

     3. We have complied with this comment and filed our seventh amended registration statement with updated consents from the accountants.

Risk Factors

     4.   We have complied with this comment.

                      Closing Information

     As per the Commission's last comment letter, this response letter is being filed on Edgar. Finally, as contemplated at the end of the comment letter, we will want an accelerated effective date after we are notified that the Commission has no more comments to our seventh amended registration statement. My understanding from a conversation with Ms. Howell on Aug. 16 is that in order to accomplish that, Mr. Christopulos, the Company's president, will write a formal letter requesting the same, which we are also required to file on Edgar. We will do this immediately after the Commission notifies us that it has no more comments to our seventh amended registration statement.

     In the interests of completing this process before our financial statements become stale, I am not mailing the Commission a hard copy of this response letter nor am I mailing the Commission a redlined version of the seventh amended registration statement. This is because the redlined version is already filed on Edgar and Mr. Kluck also has hard copies of the redlined changes by fax in any event. If, for some reason, you want actual hard copies in addition to these 2 documents being filed on Edgar, please let me know.

     After 2 years, we look forward to completing this process with you as quickly as possible.

                                   Very truly yours,
                                   MABEY & COOMBS, L.C.

                                   /s/John Michael Coombs

                                   John Michael Coombs
                                   Attorneys for Tintic Gold Mining Co.